SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                  Schedule 13D
                               (Amendment No. 12)

                      Under the Securities Exchange Act of 1934

                           COMMERCIAL FEDERAL CORPORATION
                                  (Name of Issuer)

                         Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                  201647104
                               (CUSIP Number)

                              Robin R. Glackin
                                 President
                              CAI Corporation
                         12770 Coit Road, Suite 902
                            Dallas, Texas 75251
                              (214) 991-7707

          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                              Copy to:

                         Fred B. White III, Esq.
                   Skadden, Arps, Slate, Meagher & Flom
                           919 Third Avenue
                       New York, New York  10022
                            (212) 735-2144

                            December 11, 1995
          (Date of Event which Requires Filing of this Statement)

                    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

                    Check the following box if a fee is being paid with this statement: [ ]


          CUSIP No.  201647104

          1.   NAME OF REPORTING PERSON S.S. OR I.R.S.
               IDENTIFICATION NO. OF ABOVE PERSON:

          CAI Corporation
          I.R.S. Identification No. 75-2311313
          2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

          (a)[   ]
          (b)[   ]
          3.   SEC USE ONLY

          4.   SOURCE OF FUNDS:

                    OO

          5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

                   [   ]

          6.   CITIZENSHIP OR PLACE OF ORGANIZATION:

                      State of Delaware

          NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
          PERSON WITH

          7.   SOLE VOTING POWER

                  1,250,100
          8.   SHARED VOTING POWER

                   None

          9.   SOLE DISPOSITIVE POWER

                 1,250,100

          10.  SHARED DISPOSITIVE POWER

                      None
          11.  AGGREGATE AMOUNT BENEFICIALLY OWNED
               BY EACH REPORTING PERSON

                       1,250,100

          12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
               EXCLUDES CERTAIN SHARES:

                      [  ]
          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          8.76%

          14.  TYPE OF REPORTING PERSON

                        CO



          CUSIP No.  201647104

          1.   NAME OF REPORTING PERSON S.S. OR I.R.S.
               IDENTIFICATION NO. OF ABOVE PERSON:

          STEVEN M. ELLIS
          S.S. No. ###-##-####
          2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                    (a)[   ]
                    (b)[   ]

               Mr. Ellis holds his interest through CAI Corporation of which he is owner of 1/3 of the outstanding voting shares.

          3.   SEC USE ONLY

          4.   SOURCE OF FUNDS:

                    OO

          5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

                     [   ]

          6.   CITIZENSHIP OR PLACE OF ORGANIZATION:

                     USA

          NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
          PERSON WITH

          7.   SOLE VOTING POWER

                 None
          8.   SHARED VOTING POWER

                 1,250,100

          9.   SOLE DISPOSITIVE POWER

                   None

          10.  SHARED DISPOSITIVE POWER

                   1,250,100
         11.   AGGREGATE AMOUNT BENEFICIALLY OWNED
               BY EACH REPORTING PERSON

                      1,250,100

         12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
              EXCLUDES CERTAIN SHARES:

                    [  ]
          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   8.76%

          14.  TYPE OF REPORTING PERSON

                   IN


          CUSIP No.  201647104

          1.   NAME OF REPORTING PERSON S.S. OR I.R.S.
               IDENTIFICATION NO. OF ABOVE PERSON:

                  ROBIN R. GLACKIN
                  S.S. NO. ###-##-####
          2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                      (a)[   ]
                      (b)[   ]
               Mr. Glackin holds his interest through CAI
               Corporation of which he is owner of 1/3 of the outstanding voting shares.

          3.   SEC USE ONLY

          4.   SOURCE OF FUNDS:

                    OO

          5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

                    [   ]

          6.   CITIZENSHIP OR PLACE OF ORGANIZATION:

                     USA

          NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
          PERSON WITH

          7.   SOLE VOTING POWER

                   None
          8.   SHARED VOTING POWER

                  1,250,100

          9.   SOLE DISPOSITIVE POWER

                    None

          10.  SHARED DISPOSITIVE POWER

                    1,250,100
          11.   AGGREGATE AMOUNT BENEFICIALLY OWNED
                BY EACH REPORTING PERSON

                    1,250,100

          12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
               EXCLUDES CERTAIN SHARES:

                     [  ]
          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    8.76%

          14.  TYPE OF REPORTING PERSON

                     IN


          CUSIP No.  201647104
          1.   NAME OF REPORTING PERSON S.S. OR I.R.S.
               IDENTIFICATION NO. OF ABOVE PERSON:

                    BYRON A. LAX
                    S.S. NO. ###-##-####
          2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                     (a)[   ]
                     (b)[   ]
               Mr. Lax holds his interest through CAI Corporation of which he is owner of 1/3 of the outstanding voting shares.

          3.   SEC USE ONLY

          4.   SOURCE OF FUNDS:

                    OO

          5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

                     [   ]

          6.   CITIZENSHIP OR PLACE OF ORGANIZATION:

                     USA

          NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
          PERSON WITH

          7.   SOLE VOTING POWER

                   None
          8.   SHARED VOTING POWER

                  1,250,100

          9.   SOLE DISPOSITIVE POWER

                   None

          10.  SHARED DISPOSITIVE POWER

                   1,250,100
          11.   AGGREGATE AMOUNT BENEFICIALLY OWNED
                BY EACH REPORTING PERSON

                   1,250,100

          12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
               EXCLUDES CERTAIN SHARES:

                   [  ]
          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    8.76%

          14.  TYPE OF REPORTING PERSON

                  IN



                    The undersigned hereby amend the Schedule 13D filing made on February 13, 1992 (the "Schedule 13D") pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "1934 Act"), as amended by Amendment No. 1 thereto dated February 18, 1992 ("Amendment No. 1"), Amendment No. 2 thereto dated March 23, 1992 ("Amendment No. 2"), Amendment No. 3 thereto dated January 21, 1993 ("Amendment No. 3"), Amendment No. 4 thereto dated May 4, 1993 ("Amendment No. 4"), Amendment No. 5 thereto dated June 15, 1993 ("Amendment No. 5"), Amendment No. 6 thereto dated October 1, 1993 ("Amendment No. 6"), Amendment No. 7 thereto dated October 6, 1993 ("Amendment No. 7"), Amendment No. 8 thereto dated July 12, 1995 ("Amendment No. 8"), Amendment No. 9 thereto dated September 6, 1995 ("Amendment No. 9"), Amendment No. 10 thereto dated September 19, 1995 ("Amendment No. 10") and Amendment No. 11 thereto dated October 6, 1995 ("Amendment No. 11") (the Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10 and Amendment No. 11, the "Amended Schedule 13D"), with regard to the Common Stock of Commercial Federal Corporation ("CFC") by supplementing Item 4 of the Amended Schedule 13D as set forth below (terms defined in previous Amendments and not defined herein are used herein with the same meaning).

          ITEM 4.   PURPOSE OF TRANSACTION.

                    Item 4 is hereby supplemented and amended by adding thereto the following:

                    As previously disclosed, in connection with the Annual Meeting of CFC's stockholders held on November 21, 1995, CAI solicited proxies from the stockholders of CFC
          (i) for the election of its two nominees, Robin R. Glackin and Steven M. Ellis, as directors of CFC, (ii) for the adoption of a stockholder resolution proposed by CAI requesting the CFC Board to seek promptly a sale or merger of CFC by retaining a qualified investment banking firm for the specific purpose of soliciting offers to acquire CFC and establishing a committee of independent directors (including, if elected, the CAI nominees) to consider and recommend to the full CFC Board for approval the best available offer to acquire CFC and (iii) against the adoption of a resolution proposed by the CFC Board. The CFC Board opposed CAI's solicitation.

                    The results of the voting at the Annual Meeting were certified by independent inspectors of election on December 11, 1995. According to the certified results, CAI's nominees were duly elected to the CFC Board, and its stockholder resolution was duly adopted, in each case by a substantial margin. In addition, CFC's stockholders rejected by a substantial margin the resolution proposed by the CFC Board.

                    Although the foregoing represents the range of activities presently contemplated by CAI with respect to CFC and the CFC Common Stock, it should be noted that the possible activities of CAI are subject to change at any time. Except as set forth in this Item 4 (including all material disclosed in the original Schedule 13D, this amendment and in all previous amendments thereto under this Item 4) or in the exhibits to the Schedule 13D (including the original Schedule 13D, this amendment and all previous amendments thereto), CAI has no plans or proposals which relate to or which would result in any of the actions specified in Clauses (a) through (j) of Item 4 of Schedule 13D.

          SIGNATURES AND POWER OF ATTORNEY

                    After reasonable inquiry and to the best of the undersigneds' knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

          Date:  December 12, 1995

                                   STEVEN M. ELLIS *

                                   ROBIN R. GLACKIN *

                                   BYRON A. LAX *

                                   By:    /s/ ROBIN R. GLACKIN
                                   * By Robin R. Glackin, attorney-
                                   in-fact, pursuant to power of
                                   attorney filed as part of
                                   Amendment No. 7 to this
                                   statement.

          Date:  December 12, 1995

                                   CAI CORPORATION

                                   By:    /s/ ROBIN R. GLACKIN
                                          Robin R. Glackin
                                          President